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SE 19006189

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-66216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apple Lane Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2393 Main St
(No. and Street)

Lancaster	MA	01523
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dayna Gant 617-747-4299
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stowe & Degon
(Name – *if individual, state last, first, middle name*)

95A Turnpike Road	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 14 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dayna Gant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apple Lane Group LLC, as of March 12, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

ROBYN-LYN PIERMARINI
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 22, 2025

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Apple Lane Group, LLC
SEC File No. 8-66216

Financial Statements as of and for the
Year Ended December 31, 2018 and
Reports of Independent Registered Public Accounting Firm

APPLE LANE GROUP, LLC

TABLE OF CONTENTS

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Apple Lane Group, LLC ("the Company") as of December 31, 2018, and the related statements of income, changes in member's capital, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedule I - Computation of Net Capital Under Rule 15c3-1; Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption); and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Apple Lane Group, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stowe & Degon LLC

We have served as the Company's auditor since 2010.

January 25, 2019

APPLE LANE GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	34,226
Commissions receivable		10,258
Prepaid expenses		219
Total assets	$	44,703

LIABILITIES AND MEMBER'S CAPITAL

Accounts payable and accrued expenses	$	3,400
Total liabilities		3,400
Member's capital		41,303
Total liabilities and member's capital	$	44,703

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES:		
Commissions	$	39,252
Other revenue		11,117
		50,369
OPERATING EXPENSES:		
Regulatory fees		2,039
Professional fees		6,518
Technology and data communications		2,337
Travel		11,466
Other operating expenses		1,096
Total operating expenses		23,456
INCOME FROM OPERATIONS		26,913
INTEREST INCOME		18
NET INCOME	$	26,931

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBER'S CAPITAL, BEGINNING OF YEAR	$	23,669
NET INCOME		26,931
MEMBER DISTRIBUTIONS		(9,297)
MEMBER'S CAPITAL, END OF YEAR	$	41,303

See notes to financial statements.

APPLE LANE GROUP, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 26,931
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Accounts receivable	(10,258)
Prepaid expenses	(219)
Accounts payable and accrued expenses	(133)
Net cash provided by operating activities	16,321
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(9,297)
NET INCREASE IN CASH	7,024
CASH, BEGINNING OF YEAR	27,202
CASH, END OF YEAR	$ 34,226

See notes to financial statements.

APPLE LANE GROUP, LLC

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

1. NATURE OF BUSINESS

Apple Lane Group, LLC ("the Company") was formed as a Massachusetts Limited Liability Company on November 13, 2003 and became a FINRA registered broker / dealer on June 1, 2004. The Company acts as a placement agent in the issuance of private placement securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – The Company receives private placement fees from a limited number of clients. Revenue is recognized as services are delivered provided that persuasive evidence of the arrangement exists, fees are fixed or determinable and collection is reasonably assured. Commissions earned but not contractually due to be paid until future years are not accrued at December 31, 2018 due to provisions in the contract that permit commissions to be terminated under certain conditions. The Company received commissions from one client in 2018.

Income Taxes – The Company is organized as a single member limited liability company and is not subject to federal or state income taxes. Income is taxable to the individual member. The Company recognizes in its financial statements the impact of a tax position if that position more likely than not would be sustained on audit, based on the technical merits of the position. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. The Company did not have any unrecognized tax benefits or accrued interest and penalties during the year ended December 31, 2018 and does not anticipate having any unrecognized tax benefits over the next twelve months. The Company is subject to audit by the IRS for tax periods commencing January 1, 2015.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events - The Company has evaluated all subsequent events through January 25, 2019, the date the financial statements were available to be issued.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). This rule requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule provides that equity capital may not be withdrawn, liabilities subordinated to claims of general creditors may not be repaid, or cash dividends may not be paid if the resulting capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $30,826, which was $25,826 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

4. EXEMPT PROVISIONS UNDER RULE 15c3-3

The Company claims an exemption from Securities and Exchange Commission Rule 15c3-3 under provision (k)(2)(i), as a broker/dealer who engages exclusively in providing consulting services to private equity funds and private placements of securities structured primarily as equity or debt of private equity funds.

* * * * * *

APPLE LANE GROUP, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

MEMBER'S CAPITAL	$	41,303
LESS NON-ALLOWABLE ASSETS:		
Accounts receivable		10,258
Prepaid expenses		219
Net capital	$	30,826
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	3,400
Total aggregate indebtedness	$	3,400
BASIC NET CAPITAL REQUIREMENT		
Minimum capital requirement	$	5,000
Excess net capital	$	25,826
Ratio: aggregate indebtedness to net capital		11.0%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA, of Form X-17A-5 as of December 31, 2018)

Net capital as reported in the Company's FOCUS report	$	31,045
Net audit adjustments - prepaid fees non allowable		(219)
Net capital per above	$	30,826

APPLE LANE GROUP, LLC

SCHEDULE II -COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

Apple Lane Group, LLC claims an exemption from Rule 15c3-3 under Section (k)(2)(i).

STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Director
Apple Lane Group, LLC
Lancaster, Massachusetts

We have reviewed management's statements, included in the accompanying Apple Lane Group's Exemption Report, in which (1) Apple Lane Group, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apple Lane Group, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Apple Lane Group, LLC stated that Apple Lane Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Apple Lane Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Apple Lane Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stowe & Degon LLC

January 25, 2019

Stowe & Degon LLC | 95 A Turnpike Road | Westborough, MA 01581 | (508) 983-6700 | www.stowedegon.com

ALG

APPLE
LANE
GROUP

Apple Lane Group's Exemption Report

Apple Lane Group LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R Section 240.15c3-3 under the following provisions of 17 C.F.R Section 240.15c3-3(k)(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Apple Lane Group LLC

I, Dayna Gant, CFA, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Director

Date: January 25, 2019